EXHIBIT 99.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F/A Amendment No.1 for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ronald Simpson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 12, 2006

“Ronald Simpson”               .

Ronald Simpson

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Minefinders Corporation Ltd. and will be retained by Minefinders Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.